================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               SHOP AT HOME, INC.
                                (Name of Issuer)


                         COMMON STOCK, $.0025 PAR VALUE
                         (Title of Class of Securities)

                                   825066 30 1
                                 (CUSIP Number)

                             THOMAS D. SHERMAN, ESQ.
                           1230 PEACHTREE STREET, N.E.
                            SUITE 3100, PROMENADE II
                             ATLANTA, GA 30309-3592
                                 (404) 815-3728
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                JANUARY 12, 2001
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




                         (Continued on following pages)

-------------------------------------
  CUSIP No. 825066 30 1                                  13D
--------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


           LEGACY MEDIA PARTNERS, LLC
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [   ]
                                                                    (b) [   ]
           N/A
--------------------------------------------------------------------------------

3.         SEC USE ONLY


--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*


           WC
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                           [  ]


           N/A
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION


           UNITED STATES
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER
NUMBER
OF SHARES                1,809,145
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON
WITH
--------------------------------------------------------------------------------
                  8.     SHARED VOTING POWER

                         0
--------------------------------------------------------------------------------
                  9.     SOLE DISPOSITIVE POWER

                         1,809,145
--------------------------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,809,145
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [  ]

           N/A
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.6%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------
  CUSIP No. 825066 30 1                                  13D
--------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


           LEGACY ASSET MANAGEMENT, INC.
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [   ]
           N/A
--------------------------------------------------------------------------------
3.         SEC USE ONLY


--------------------------------------------------------------------------------

4.         SOURCE OF FUNDS*


           WC
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             [  ]


           N/A
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION


           UNITED STATES
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER
NUMBER
OF SHARES                1,809,145
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON
WITH
--------------------------------------------------------------------------------
                  8.     SHARED VOTING POWER

                         280,410
--------------------------------------------------------------------------------
                  9.     SOLE DISPOSITIVE POWER

                         1,809,145
--------------------------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER

                         280,410
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,089,555
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [  ]

           N/A
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.3%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------
  CUSIP No. 825066 30 1                                  13D
--------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


           LEGACY INVESTMENT GROUP, INC.
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [   ]
                                                                      (b) [   ]
           N/A
--------------------------------------------------------------------------------
3.         SEC USE ONLY



--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*


           WC
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [  ]


           N/A
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION


           UNITED STATES
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER
NUMBER
OF SHARES                1,809,145
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON
WITH
--------------------------------------------------------------------------------
                  8.     SHARED VOTING POWER

                         280,410
--------------------------------------------------------------------------------
                  9.     SOLE DISPOSITIVE POWER

                         1,809,145
--------------------------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER

                         280,410
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,089,555
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [  ]

           N/A
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.3%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------
  CUSIP No. 825066 30 1                                  13D
--------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


           MICHAEL D. EASTERLY
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [   ]
           N/A
--------------------------------------------------------------------------------
3.         SEC USE ONLY


--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*


           PF
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                            [   ]


           N/A
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION


           UNITED STATES
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER
NUMBER
OF SHARES                1,809,145
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON
WITH
--------------------------------------------------------------------------------
                  8.     SHARED VOTING POWER

                         280,410
--------------------------------------------------------------------------------
                  9.     SOLE DISPOSITIVE POWER

                         1,809,145
--------------------------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER

                         280,410
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,050,555
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [  ]

           N/A
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.3%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This filing relates to the acquisition of shares of the common stock (the "Common Stock") of Shop at Home, Inc., a Tennessee corporation (the "Issuer") whose principal executive offices are located at 5388 Hickory Hollow Parkway, Nashville, Tennessee 37013.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed jointly by (i) Legacy Media Partners, LLC, a Georgia limited liability company primarily engaged in the purchase and sale of securities for its own account ("LMP"); (ii) Legacy Asset Management, Inc., a Georgia corporation registered as an investment advisor under the laws of the State of Georgia, and a member and the sole manager of LMP ("LAM"); (iii) Legacy Investment Group, Inc., a Georgia corporation which is the holding company parent of LAM and certain other financial services companies ("LIG"); and (iv) Michael D. Easterly, an individual resident of Georgia and a director and the majority shareholder of LIG (LMP, LAM, LIG and Michael Easterly are collectively referred to herein as the "Filing Persons"). The address of each of the Filing Persons is 3384 Peachtree Road, N.E., Suite 300, Atlanta, Georgia 30326.

         None of the Filing Persons has been convicted in a criminal proceeding during the last five years nor have any of the Filing Persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         For information required by instruction C to Schedule 13D with respect to the executive officers and directors of LAM and LIG (collectively, the "Covered Persons") (the Filing Persons and the Covered Persons collectively referred to as the "Reporting Persons"), reference is made to Schedule A annexed hereto and incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the total number of shares of Common Stock to which this Schedule 13D relates, 1,809,145 shares (the "LMP Shares") are directly owned by LMP and were acquired by LMP from funds acquired from its members in the form of capital contributions.

         Of the total number of shares of Common Stock to which this Schedule 13D relates, 280,410 shares (the "LAM Shares") are directly owned by clients of LAM for whom LAM acts as an investment advisor. The LAM Shares were acquired from the funds of such clients, with respect to which LAM has investment authority. LAM has shared voting power with respect to the LAM Shares. The clients of LAM directly owning the LAM Shares have the right to receive, or to direct the receipt of, dividends from or the proceeds from the sale of, the LAM Shares. Of the 280,410 shares of Common stock constituting the LAM Shares, 54,500 shares are directly owned by Michael Easterly (the "Easterly Shares"), and 25,700 shares are directly owned by LIG (the "LIG Shares"). The Easterly Shares were acquired with the personal funds of Mr. Easterly. The LIG Shares were acquired with working capital funds of LIG.

         The shares of Common Stock beneficially owned by each of the Covered Persons (as described under Item 5) were acquired with the personal funds of such Covered Person.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates based on each of the Reporting Person's belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their beneficial ownership of the Issuer through, among other things, the purchase of shares of Common Stock on the open market, in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

         The Reporting Persons intend to review continuously their options with respect to their investments in the Common Stock and to take such action from time to time with respect to their investments in the Common Stock as they may deem appropriate, including, without limitation, meeting or consulting with the management or the Board of Directors of the Issuer to discuss the Issuer's assets, corporate structure, dividend policies, capital operations and personnel, and/or potential extraordinary transactions such as a merger, reorganization or liquidation of the Issuer or any of its assets or subsidiaries, and contacting other shareholders of the Issuer to discuss corporate strategy or any of the foregoing matters.

         Depending on various factors including, without limitation, the Issuer's financial position and results of operations, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or changing their intention with respect to any and all matters referred to in this Item 4.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

Beneficial Ownership of Common Stock by Reporting Persons

         The percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 39,503,122 shares of Common Stock outstanding as of January 22, 2001. The number of outstanding shares of Common Stock was provided to LAM by the Issuer upon request.

         The 1,809,145 LMP Shares constitute approximately 4.6% of the shares of Common Stock outstanding. LMP has the sole power to vote and dispose of the LMP Shares.

         LAM has shared voting power with respect to the 280,410 LAM Shares, and is thus deemed to be the beneficial owner of the LAM Shares. The LAM Shares are directly owned by clients of LAM for whom LAM acts as an investment advisor. LAM shares voting power with respect to the LAM Shares with the respective direct owners of the LAM Shares. The clients of

LAM directly owning the LAM Shares have the right to receive, or to direct the receipt of, dividends from, or the proceeds from the sale of, the LAM Shares. As the sole Manager of LMP, LAM may be deemed to be the beneficial owner of the 1,809,145 LMP Shares in addition to the 280,410 LAM Shares, and thus beneficially own an aggregate of 2,089,555 shares of Common Stock, which constitutes approximately 5.3% of the shares of Common Stock outstanding.

         LIG, as the sole shareholder of LAM, may be deemed to be the beneficial owner of the LAM shares and the LMP Shares, and thus beneficially own an aggregate of 2,089,555 shares of Common Stock, which constitutes approximately 5.3% of the shares of Common Stock outstanding.

         Michael Easterly directly owns 54,500 of the LAM Shares and, as the majority shareholder of LIG, may be deemed to be the beneficial owner of the remaining LAM shares and the LMP Shares, and thus beneficially own an aggregate of 2,089,555 shares of Common Stock, which constitute approximately 5.3% of the shares of Common Stock outstanding.

Beneficial Ownership of Common Stock by Covered Persons

         Henry L. Brenner, a director of LAM and LIG, may be deemed to beneficially own 850 shares of Common Stock held in the IRA account of Mr. Brenner's wife.

         John F. Ray, a director of LAM, beneficially owns 2,700 shares of Common Stock as to which Mr. Ray acts as custodian and has sole voting and dispositive power.

         Mark Frost, the Managing Director of LIG, directly owns 7,500 shares of Common Stock and may be deemed to be the beneficial owner of an additional 1,652 shares of Common Stock directly owned by Mr. Frost's wife. Mr. Frost may thus be deemed to be the beneficial owner of an aggregate of 9,152 shares of Common Stock.

         The shares of Common Stock which are beneficially owned by the Covered Persons constitute, in the aggregate, less than 0.1% of the shares of Common Stock outstanding.

Recent Transactions in Common Stock Effected by Reporting Persons

         The table below provides certain information regarding each of the transactions in the Common Stock since November 22, 2000 by the Filing Persons. To the knowledge of the Filing Persons, none of the Covered Persons have effected any transactions in the Common Stock since November 22, 2000. All transactions other than those denominated by "*" represent open market purchases of Common Stock. The transactions denominated by "*" represent the acquisition of shares of Common Stock by LMP as contributions to the capital of LMP by LMP members.

                                                                     NUMBER OF                       PRICE PER
FILING PERSON                                  DATE                   SHARES                          SHARE ($)
--------------------------------------    ----------------    -------------------------        -----------------------
LMP                                          11/27/00                 30,000                         1.2188
LMP                                          11/28/00                 27,900                         1.1554
LMP                                          11/29/00                  7,400                         1.1562
LMP                                          11/30/00                 60,000                         1.1823
LMP                                          12/01/00                 38,000                         1.3289
*                                            12/07/00                 24,500                         1.2969
*                                            12/08/00                 27,000                         1.234
LMP                                          12/15/00                 80,000                         1.1250
LMP                                          12/18/00                 35,000                         1.1250
LMP                                          12/19/00                    500                         1.1875
LMP                                          12/20/00                 50,000                         1.0625
LAM                                          12/21/00                 38,050                         1.0000
LAM                                          12/22/00                  5,000                          .9688
LAM                                          12/27/00                 30,000                         1.0000
LMP                                          12/29/00                 50,000                         1.1250
LMP                                          12/29/00                130,000                         1.1250
LMP                                          01/03/01                 20,000                         1.2813
LMP                                          01/12/01                 90,000                         1.8750
LMP                                          01/16/01                 50,000                         1.9063
LMP                                          01/18/01                 30,000                         1.6250

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described herein, there are no contracts, arrangements, understandings or relationships between any of the Filing Persons, or, to the knowledge of the Filing Persons, any of the Covered Persons, and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Description
-----------       -----------
1                 Joint Filing Agreement
2                 Press Release dated January 22, 2001

                                   SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 22, 2001                      LEGACY MEDIA PARTNERS, LLC

                                            By: Legacy Asset Management, Inc.,
                                                Manager


                                            By: /s/ John F. Ray
                                                -------------------------------
                                                John F. Ray, President

Date: January 22, 2001                      LEGACY ASSET MANAGEMENT, INC.

                                            By: /s/ John F. Ray
                                                -------------------------------
                                                John F. Ray, President


Date: January 22, 2001                      LEGACY INVESTMENT GROUP, INC.

                                            By: /s/ Michael D. Easterly
                                               --------------------------------
                                               Michael D. Easterly,
                                               President and Chief Executive
                                               Officer


Date: January 22, 2001
                                            /s/ Michael D. Easterly
                                            -----------------------------------
                                            Michael D. Easterly

                                   SCHEDULE A

         The following sets forth as to each of the executive officers and directors of each of LAM and LIG, the business address and present principal occupation or employment of such executive officer or director, and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Legacy Securities Corp., a subsidiary of LIG and registered broker/dealer, and the business address of each such individual is 3384 Peachtree Road, Suite 300, Atlanta, Georgia 30326. Each individual identified below is a citizen of the United States. To the knowledge of the Filing Persons, during the last five years, no person named below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

         Directors and Executive Officers of LAM:

         -  Henry L. Brenner, Director
               5100 Poplar Avenue, Suite 2518
               Memphis, Tennessee  38137
         -  Michael D. Easterly, Director
         -  John F. Ray, Director and President
               principally employed by LAM
         -  W. Wayne Woody, Secretary and Treasurer

         Directors and Executive Officers of LIG:

         -  Michael D. Easterly, Director, Chief Executive Officer and President
         -  Mark B. Frost, Managing Director
         -  Christopher F. Battel, Director and Executive Vice President
         -  Henry L. Brenner, Director and Executive Vice President
               5100 Poplar Avenue, Suite 2518
               Memphis, Tennessee  38137
         -  W. Wayne Woody, Chief Financial Officer, Secretary and Treasurer

                                  EXHIBIT INDEX


Exhibit           Description
-------           -----------
1                 Joint Filing Agreement
2                 Press Release dated January 22, 2001